UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-10767
Retail Ventures, Inc.

(Exact name of registrant as specified in its charter)
810 DSW Drive
Columbus, Ohio 43219
(614) 237-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, without par value
Rights to Purchase Common Stock
6.625% Mandatorily Exchangeable Notes Due September 15, 2011 (Premium Income Exchangeable
Securities or PIES)
Stock Options under Retail Ventures, Inc. Second Amended and Restated 2000 Stock Incentive Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
Common Shares, without par value: 0
Common Stock Purchase Rights: 0
PIES: 19
Stock Options under Retail Ventures, Inc. Second Amended and Restated 2000 Stock Incentive Plan: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Retail Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2011	DSW MS LLC, as successor in interest to Retail Ventures, Inc.

	By: Name:	/s/ William L. Jordan William L. Jordan
	Title:	Executive Vice President,
General Counsel and Secretary